

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

R. Michael Dudley
Chief Executive Officer
TransCode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

>   **Re: TransCode Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Exhibit Nos. 10.6 and 10.7**
>   **Filed June 2, 2021**
>   **File No. 333-253599**

Dear Mr. Dudley:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Michael Bison, Esq.